Diversey Holdings, Ltd.

1300 Altura Road, Suite 125

Fort Mill, South Carolina 29708

March 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission Office of Healthcare and Insurance Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tracey McKoy

Kevin Vaughn

Jeffrey Gabor

Joe McCann

Re:                Diversey Holdings, Ltd.

Registration Statement on Form S-1

Initially Filed March 1, 2021

File No. 333-253676

Ladies and Gentlemen:

Diversey Holdings, Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (the “Registration Statement”), File No. 333-253676, as amended, to 4:30 p.m., Eastern Time, on Wednesday, March 24, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Bradley Reed or Alexander M. Schwartz of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-7351 or (312) 862-2578, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Philip Wieland
Philip Wieland
Chief Executive Officer